SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: **December 31, 2011**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ________________

Commission file number: **001-33652**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Savings Bank Northwest Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Financial Northwest, Inc.
201 Wells Avenue South
Renton, Washington 98057

FIRST SAVINGS BANK NORTHWEST SAVINGS PLAN

Required Information

The First Savings Bank Northwest Savings Plan (the "Plan") is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA for the plan years ended December 31, 2011, 2010, 2009, 2008 and 2007.

FINANCIAL STATEMENTS FOR
PLAN YEAR ENDED DECEMBER 31, 2011

Form 5500	Annual Return/Report of Employee Benefit Plan	OMB Nos. 1210-0110 1210-0089
Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	This form is required to be filed for employee benefit plans under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code). ▸ Complete all entries in accordance with the instructions to the Form 5500.	2011 This Form is Open to Public Inspection

Part I Annual Report Identification Information

For calendar plan year 2011 or fiscal plan year beginning 01/01/2011 and ending 12/31/2011

A This return/report is for:
- [ ] a multiemployer plan;
- [ ] a multiple-employer plan; or
- [x] a single-employer plan;
- [ ] a DFE (specify) ____

B This return/report is:
- [ ] the first return/report;
- [ ] the final return/report;
- [ ] an amended return/report;
- [ ] a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here. . . . . ▸ [ ]

D Check box if filing under:
- [ ] Form 5558;
- [ ] automatic extension;
- [ ] the DFVC program;
- [ ] special extension (enter description)

Part II Basic Plan Information—enter all requested information

1a Name of plan FIRST SAVINGS BANK NORTHWEST SAVINGS PLAN	**1b** Three-digit plan number (PN) ▸ 001
	1c Effective date of plan 01/01/1995
2a Plan sponsor's name and address, including room or suite number (Employer, if for single-employer plan) FIRST FINANCIAL NORTHWEST, INC. PO BOX 360 RENTON, WA 98057-0360	**2b** Employer Identification Number (EIN) 26-0610707
	2c Sponsor's telephone number 425-255-4400
	2d Business code (see instructions) 522120

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE	Signature of plan administrator	Date	Enter name of individual signing as plan administrator
SIGN HERE	Signature of employer/plan sponsor	Date	Enter name of individual signing as employer or plan sponsor
SIGN HERE	Signature of DFE	Date	Enter name of individual signing as DFE

3a Plan administrator's name and address (If same as plan sponsor, enter "Same") FIRST FINANCIAL NORTHWEST, INC. PO BOX 360 RENTON, WA 98057-0360	**3b** Administrator's EIN 26-0610707
	3c Administrator's telephone number 425-255-4400

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report:	**4b** EIN
a Sponsor's name	**4c** PN

5 Total number of participants at the beginning of the plan year	**5**	116
6 Number of participants as of the end of the plan year (welfare plans complete only lines 6a, 6b, 6c, and 6d).		
a Active participants	**6a**	105
b Retired or separated participants receiving benefits	**6b**	0
c Other retired or separated participants entitled to future benefits	**6c**	12
d Subtotal. Add lines 6a, 6b, and 6c	**6d**	117
e Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**6e**	0
f Total. Add lines 6d and 6e	**6f**	117
g Number of participants with account balances as of the end of the plan year (only defined contr bution plans complete this item)	**6g**	115
h Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**6h**	6
7 Enter the total number of employers obligated to contribute to the plan (only multiemployer plans complete this item)	**7**	

8a If the plan provides pension benefits, enter the applicable pension feature codes from the List of Plan Characteristic Codes in the instructions:
2E 2F 2G 2J 2K 2S 2T 3H

b If the plan provides welfare benefits, enter the applicable welfare feature codes from the List of Plan Characteristic Codes in the instructions:

9a Plan funding arrangement (check all that apply)	**9b** Plan benefit arrangement (check all that apply)
(1) [X] Insurance	(1) [X] Insurance
(2) [ ] Code section 412(e)(3) insurance contracts	(2) [ ] Code section 412(e)(3) insurance contracts
(3) [X] Trust	(3) [X] Trust
(4) [ ] General assets of the sponsor	(4) [ ] General assets of the sponsor

10 Check all applicable boxes in 10a and 10b to indicate which schedules are attached, and, where indicated, enter the number attached. (See instructions)

a Pension Schedules	**b** General Schedules
(1) [X] R (Retirement Plan Information)	(1) [ ] H (Financial Information)
(2) [ ] MB (Multiemployer Defined Benefit Plan and Certain Money Purchase Plan Actuarial Information) - signed by the plan actuary	(2) [X] I (Financial Information – Small Plan)
	(3) [X] 1 A (Insurance Information)
	(4) [ ] C (Service Provider Information)
(3) [ ] SB (Single-Employer Defined Benefit Plan Actuarial Information) - signed by the plan actuary	(5) [X] D (DFE/Participating Plan Information)
	(6) [ ] G (Financial Transaction Schedules)

SCHEDULE A (Form 5500)	Insurance Information	OMB No. 1210-0110
Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA). ▶ File as an attachment to Form 5500. ▶ Insurance companies are required to provide the information pursuant to ERISA section 103(a)(2).	2011 This Form is Open to Public Inspection

For calendar plan year 2011 or fiscal plan year beginning 01/01/2011 and ending 12/31/2011

A Name of plan
FIRST SAVINGS BANK NORTHWEST SAVINGS PLAN

B Three-digit plan number (PN) ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
FIRST FINANCIAL NORTHWEST, INC.

D Employer Identification Number (EIN)
26-0610707

Part I **Information Concerning Insurance Contract Coverage, Fees, and Commissions** Provide information for each contract on a separate Schedule A. Individual contracts grouped as a unit in Parts II and III can be reported on a single Schedule A.

1 Coverage Information:

(a) Name of insurance carrier

PRINCIPAL LIFE INSURANCE COMPANY

(b) EIN	(c) NAIC code	(d) Contract or identification number	(e) Approximate number of persons covered at end of policy or contract year	Policy or contract year (f) From	(g) To
42-0127290	61271	437339	117	01/01/2011	12/31/2011

2 Insurance fee and commission information. Enter the total fees and total commissions paid. List in item 3 the agents, brokers, and other persons in descending order of the amount paid.

(a) Total amount of commissions paid	(b) Total amount of fees paid
6300	711

3 Persons receiving commissions and fees. (Complete as many entries as needed to report all persons).

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

NORTHWESTERN MUTUAL INVESTMENT SERV
ATTN IPS COMPENSATION
720 E WISCONSIN AVE
MILWAUKEE, WI 53202-4695

(b) Amount of sales and base commissions paid	Fees and other commissions paid (c) Amount	(d) Purpose	(e) Organization code
6300	711	REFERRAL/SERVICE FEE	3

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid (c) Amount	(d) Purpose	(e) Organization code

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid		(e) Organization code
	(c) Amount	(d) Purpose	

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid		(e) Organization code
	(c) Amount	(d) Purpose	

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid		(e) Organization code
	(c) Amount	(d) Purpose	

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid		(e) Organization code
	(c) Amount	(d) Purpose	

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid		(e) Organization code
	(c) Amount	(d) Purpose	

Part II Investment and Annuity Contract Information

Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.

4 Current value of plan's interest under this contract in the general account at year end	4	46144
5 Current value of plan's interest under this contract in separate accounts at year end	5	3283352

6 Contracts With Allocated Funds:

a State the basis of premium rates ▶

b Premiums paid to carrier	6b	
c Premiums due but unpaid at the end of the year	6c	
d If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, enter amount.	6d	

Specify nature of costs ▶

e Type of contract: (1) ☐ individual policies (2) ☐ group deferred annuity

(3) ☐ other (specify) ▶

f If contract purchased, in whole or in part, to distribute benefits from a terminating plan check here ▶ ☐

7 Contracts With Unallocated Funds (Do not include portions of these contracts maintained in separate accounts)

a Type of contract: (1) ☐ deposit administration (2) ☐ immediate participation guarantee

(3) ☐ guaranteed investment (4) ☒ other ▶ FLEXIBLE INVESTMENT ANNUITY

b Balance at the end of the previous year			7b	60767
c Additions: (1) Contributions deposited during the year	7c(1)	3015		
(2) Dividends and credits	7c(2)			
(3) Interest credited during the year	7c(3)	271		
(4) Transferred from separate account	7c(4)	6012		
(5) Other (specify below)	7c(5)	149		
▶ LOAN PAYMENT				
(6) Total additions			7c(6)	9447
d Total of balance and additions (add b and c(6)).			7d	70214
e Deductions:				
(1) Disbursed from fund to pay benefits or purchase annuities during year	7e(1)	14828		
(2) Administration charge made by carrier	7e(2)	387		
(3) Transferred to separate account	7e(3)	7567		
(4) Other (specify below)	7e(4)	1098		
▶ LOAN WITHDRAWAL				
(5) Total deductions			7e(5)	23880
f Balance at the end of the current year (subtract e(5) from d)			7f	46334

Part III Welfare Benefit Contract Information

If more than one contract covers the same group of employees of the same employer(s) or members of the same employee organizations(s), the information may be combined for reporting purposes if such contracts are experience-rated as a unit. Where contracts cover individual employees, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.

8 Benefit and contract type (check all applicable boxes)

- **a** ☐ Health (other than dental or vision)
- **b** ☐ Dental
- **c** ☐ Vision
- **d** ☐ Life insurance
- **e** ☐ Temporary disability (accident and sickness)
- **f** ☐ Long-term disability
- **g** ☐ Supplemental unemployment
- **h** ☐ Prescription drug
- **i** ☐ Stop loss (large deductible)
- **j** ☐ HMO contract
- **k** ☐ PPO contract
- **l** ☐ Indemnity contract
- **m** ☐ Other (specify) ▶

9 Experience-rated contracts:				
a Premiums: (1) Amount received	9a(1)			
(2) Increase (decrease) in amount due but unpaid	9a(2)			
(3) Increase (decrease) in unearned premium reserve	9a(3)			
(4) Earned ((1) + (2) - (3))			9a(4)	
b Benefit charges (1) Claims paid	9b(1)			
(2) Increase (decrease) in claim reserves	9b(2)			
(3) Incurred claims (add (1) and (2))			9b(3)	
(4) Claims charged			9b(4)	
c Remainder of premium: (1) Retention charges (on an accrual basis) –				
(A) Commissions	9c(1)(A)			
(B) Administrative service or other fees	9c(1)(B)			
(C) Other specific acquisition costs	9c(1)(C)			
(D) Other expenses	9c(1)(D)			
(E) Taxes	9c(1)(E)			
(F) Charges for risks or other contingencies	9c(1)(F)			
(G) Other retention charges	9c(1)(G)			
(H) Total retention			9c(1)(H)	
(2) Dividends or retroactive rate refunds. (These amounts were ☐ paid in cash, or ☐ credited.)			9c(2)	
d Status of policyholder reserves at end of year: (1) Amount held to provide benefits after retirement			9d(1)	
(2) Claim reserves			9d(2)	
(3) Other reserves			9d(3)	
e Dividends or retroactive rate refunds due. (Do not include amount entered in c(2).)			9e	
10 Nonexperience-rated contracts:				
a Total premiums or subscription charges paid to carrier			10a	
b If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, other than reported in Part I, item 2 above, report amount.			10b	

Specify nature of costs ▶

Part IV Provision of Information

11 Did the insurance company fail to provide any information necessary to complete Schedule A? ☐ Yes ☒ No

12 If the answer to line 11 is "Yes," specify the information not provided. ▶

SCHEDULE D (Form 5500) Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration	**DFE/Participating Plan Information** This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA). ▶ File as an attachment to Form 5500.	OMB No. 1210-0110 **2011** This Form is Open to Public Inspection.

For calendar plan year 2011 or fiscal plan year beginning 01/01/2011 and ending 12/31/2011

A Name of plan FIRST SAVINGS BANK NORTHWEST SAVINGS PLAN	**B** Three-digit plan number (PN) ▶ 001
C Plan or DFE sponsor's name as shown on line 2a of Form 5500 FIRST FINANCIAL NORTHWEST, INC.	**D** Employer Identification Number (EIN) 26-0610707

Part I **Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)** (Complete as many entries as needed to report all interests in DFEs)

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin Money Market Sep Acct-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-024	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	162410

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin Intl SmallCap Sep Acct-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-014	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	166872

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LgCap Growth Sep Acct-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-018	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	88281

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin SmCap Growth Sep Acct-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-030	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin MidCap Growth Sep Acct-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-021	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	8933

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin U.S. Property Sep Acct-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-027	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	187571

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin Bond and Mortgage SA-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-005	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	209948

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin Diversified Intl SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-015	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 167415
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LgCap S&P 500 Index SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-016	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 409071
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin MidCap Value I SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-043	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 214352
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin SmCap S&P 600 Index SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-028	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 56396
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin MidCap S&P 400 Idx SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-023	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 110654
a Name of MTIA, CCT, PSA, or 103-12 IE: PRIN SMALLCAP GROWTH I SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-070	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 112013
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LifeTime 2010 Sep Acct-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-075	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 20868
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LifeTime 2020 Sep Acct-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-076	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 265094
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LifeTime 2030 Sep Acct-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-077	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 32600
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LifeTime 2040 Sep Acct-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-078	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 59531

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LifeTime 2050 Sep Acct-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-079	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 149232
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LifeTime Strat Inc SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-080	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 50871
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin Fin Grp, Inc. Stock SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-086	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 5375
a Name of MTIA, CCT, PSA, or 103-12 IE: Russ LifePoint Grwth Str SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-081	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 277783
a Name of MTIA, CCT, PSA, or 103-12 IE: Russ LifePoints Bal Str SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-082	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 331026
a Name of MTIA, CCT, PSA, or 103-12 IE: Russ LifePoints Con Str SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-083	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 12830
a Name of MTIA, CCT, PSA, or 103-12 IE: Russ LfPt Eq Growth Str SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-084	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 92542
a Name of MTIA, CCT, PSA, or 103-12 IE: Russ LifePoints Mod Str SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-085	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 42583
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin SmallCap Value II SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-096	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 19974
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LargeCap Value I SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-098	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 23932

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin Core Plus Bond I SA-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-115	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	5195

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

Part II Information on Participating Plans (to be completed by DFEs)

(Complete as many entries as needed to report all participating plans)

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

a Plan name

b Name of plan sponsor | **c** EIN-PN

SCHEDULE I (Form 5500)	Financial Information—Small Plan	OMB No. 1210-0110
Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA), and section 6058(a) of the Internal Revenue Code (the Code). ▶ File as an attachment to Form 5500.	**2011** This Form is Open to Public Inspection

For calendar plan year 2011 or fiscal plan year beginning 01/01/2011 and ending 12/31/2011

A Name of plan FIRST SAVINGS BANK NORTHWEST SAVINGS PLAN	**B** Three-digit plan number (PN) ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 FIRST FINANCIAL NORTHWEST, INC.	**D** Employer Identification Number (EIN) 26-0610707

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar.

			(a) Beginning of Year	(b) End of Year
1	**Plan Assets and Liabilities:**			
a	Total plan assets	1a	3724665	4158269
b	Total plan liabilities	1b	0	0
c	Net plan assets (subtract line 1b from line 1a)	1c	3724665	4158269

			(a) Amount	(b) Total
2	**Income, Expenses, and Transfers for this Plan Year:**			
a	Contributions received or receivable:			
	(1) Employers	2a(1)	150479	
	(2) Participants	2a(2)	453409	
	(3) Others (including rollovers)	2a(3)	16395	
b	Noncash contributions	2b	0	
c	Other income	2c	137479	
d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		757762
e	Benefits paid (including direct rollovers)	2e	290480	
f	Corrective distributions (see instructions)	2f	13205	
g	Certain deemed distributions of participant loans (see instructions)	2g	0	
h	Administrative service providers (salaries, fees, and commissions)	2h	20473	
i	Other expenses	2i	0	
j	Total expenses (add lines 2e, 2f, 2g, 2h, and 2i)	2j		324158
k	Net income (loss) (subtract line 2j from line 2d)	2k		433604
l	Transfers to (from) the plan (see instructions)	2l		0

3 **Specific Assets:** If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

			Yes	No	Amount
a	Partnership/joint venture interests	3a		X	
b	Employer real property	3b		X	
c	Real estate (other than employer real property)	3c		X	
d	Employer securities	3d	X		704489
e	Participant loans	3e	X		124284

		Yes	No	Amount
3f Loans (other than to participants)	3f		X	
g Tangible personal property	3g		X	

Part II Compliance Questions

4 During the plan year:		Yes	No	Amount
a Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? Continue to answer "Yes" for any prior year failures until fully corrected. (See instructions and DOL's Voluntary Fiduciary Correction Program.)	4a		X	0
b Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance.	4b		X	0
c Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	0
d Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X	0
e Was the plan covered by a fidelity bond?	4e	X		1250000
f Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	0
g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	0
i Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i		X	0
j Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If "No," attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		
l Has the plan failed to provide any benefit when due under the plan?	4l		X	0
m If this is an individual account plan, was there a blackout period? (See instructions and 29 CFR 2520.101-3.)	4m		X	
n If 4m was answered "Yes," check the "Yes" box if you either provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520.101-3	4n		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If "Yes," enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount: 0

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

SCHEDULE R (Form 5500)	Retirement Plan Information	OMB No. 1210-0110
Department of the Treasury Internal Revenue Service; Department of Labor Employee Benefits Security Administration; Pension Benefit Guaranty Corporation	This schedule is required to be filed under section 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code). ▶ File as an attachment to Form 5500.	2011 This Form is Open to Public Inspection.

For calendar plan year 2011 or fiscal plan year beginning 01/01/2011 and ending 12/31/2011

A Name of plan
FIRST SAVINGS BANK NORTHWEST SAVINGS PLAN

B Three-digit plan number (PN) ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
FIRST FINANCIAL NORTHWEST, INC.

D Employer Identification Number (EIN)
26-0610707

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distr butions paid in property other than in cash or the forms of property specified in the instructions **1** 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits):

EIN(s): 42-0127290 ____________

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year. **3**

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section of 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(d)(2) or ERISA section 302(d)(2)? .... ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 8.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions and enter the date of the ruling letter granting the waiver. Date: Month ________ Day ________ Year ________

If you completed line 5, complete lines 3, 9, and 10 of Schedule MB and do not complete the remainder of this schedule.

6 a Enter the minimum required contribution for this plan year (include any prior year accumulated funding deficiency not waived) **6a**

b Enter the amount contributed by the employer to the plan for this plan year **6b**

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) **6c**

If you completed line 6c, skip lines 8 and 9.

7 Will the minimum funding amount reported on line 6c be met by the funding deadline? .... ☐ Yes ☐ No ☐ N/A

8 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure or other authority providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? .... ☐ Yes ☐ No ☐ N/A

Part III Amendments

9 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box. If no, check the "No" box. .... ☐ Increase ☐ Decrease ☐ Both ☐ No

Part IV ESOPs (see instructions). If this is not a plan described under Section 409(a) or 4975(e)(7) of the Internal Revenue Code, skip this Part.

10 Were unallocated employer securities or proceeds from the sale of unallocated securities used to repay any exempt loan? .... ☐ Yes ☐ No

11 a Does the ESOP hold any preferred stock? .... ☐ Yes ☐ No

b If the ESOP has an outstanding exempt loan with the employer as lender, is such loan part of a "back-to-back" loan? (See instructions for definition of "back-to-back" loan.) .... ☐ Yes ☐ No

12 Does the ESOP hold any stock that is not readily tradable on an established securities market? .... ☐ Yes ☐ No

Part V Additional Information for Multiemployer Defined Benefit Pension Plans

13 Enter the following information for each employer that contr buted more than 5% of total contr butions to the plan during the plan year (measured in dollars). See instructions. *Complete as many entries as needed to report all applicable employers.*

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month Day Year

e Contr bution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contr bution rate (in dollars and cents)
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month Day Year

e Contr bution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contr bution rate (in dollars and cents)
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month Day Year

e Contr bution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contr bution rate (in dollars and cents)
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month Day Year

e Contr bution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contr bution rate (in dollars and cents)
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month Day Year

e Contr bution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contr bution rate (in dollars and cents)
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month Day Year

e Contr bution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contr bution rate (in dollars and cents)
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

14 Enter the number of participants on whose behalf no contributions were made by an employer as an employer of the participant for:

a The current year	**14a**	
b The plan year immediately preceding the current plan year	**14b**	
c The second preceding plan year	**14c**	

15 Enter the ratio of the number of participants under the plan on whose behalf no employer had an obligation to make an employer contribution during the current plan year to:

a The corresponding number for the plan year immediately preceding the current plan year	**15a**	
b The corresponding number for the second preceding plan year	**15b**	

16 Information with respect to any employers who withdrew from the plan during the preceding plan year:

a Enter the number of employers who withdrew during the preceding plan year	**16a**	
b If item 16a is greater than 0, enter the aggregate amount of withdrawal liability assessed or estimated to be assessed against such withdrawn employers	**16b**	

17 If assets and liabilities from another plan have been transferred to or merged with this plan during the plan year, check box and see instructions regarding supplemental information to be included as an attachment. ☐

Part VI Additional Information for Single-Employer and Multiemployer Defined Benefit Pension Plans

18 If any liabilities to participants or their beneficiaries under the plan as of the end of the plan year consist (in whole or in part) of liabilities to such participants and beneficiaries under two or more pension plans as of immediately before such plan year, check box and see instructions regarding supplemental information to be included as an attachment ☐

19 If the total number of participants is 1,000 or more, complete items (a) through (c)

a Enter the percentage of plan assets held as:
Stock: _____% Investment-Grade Debt: _____% High-Yield Debt: _____% Real Estate: _____% Other: _____%

b Provide the average duration of the combined investment-grade and high-yield debt:
☐ 0-3 years ☐ 3-6 years ☐ 6-9 years ☐ 9-12 years ☐ 12-15 years ☐ 15-18 years ☐ 18-21 years ☐ 21 years or more

c What duration measure was used to calculate item 19(b)?
☐ Effective duration ☐ Macaulay duration ☐ Modified duration ☐ Other (specify):

FINANCIAL STATEMENTS FOR
PLAN YEAR ENDED DECEMBER 31, 2010

Form 5500 Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	**Annual Return/Report of Employee Benefit Plan** This form is required to be filed for employee benefit plans under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), and 6058(a) of the Internal Revenue Code (the Code). ▶ Complete all entries in accordance with the instructions to the Form 5500.	OMB Nos. 1210-0110 1210-0089 **2010** This Form is Open to Public Inspection

Part I **Annual Report Identification Information**

For calendar plan year 2010 or fiscal plan year beginning 01/01/2010 and ending 12/31/2010

A This return/report is for:
- [ ] a multiemployer plan;
- [ ] a multiple-employer plan; or
- [X] a single-employer plan;
- [ ] a DFE (specify) ___

B This return/report is:
- [ ] the first return/report;
- [ ] the final return/report;
- [ ] an amended return/report;
- [ ] a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here. . . . . ▶ [ ]

D Check box if filing under:
- [ ] Form 5558;
- [ ] automatic extension;
- [ ] the DFVC program;
- [ ] special extension (enter description)

Part II **Basic Plan Information**—enter all requested information

1a Name of plan FIRST SAVINGS BANK NORTHWEST SAVINGS PLAN	**1b** Three-digit plan number (PN) ▶ 001 **1c** Effective date of plan 01/01/1995
2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.) FIRST FINANCIAL NORTHWEST, INC. PO BOX 360 RENTON, WA 98057-0360	**2b** Employer Identification Number (EIN) 26-0610707 **2c** Sponsor's telephone number 425-255-4400 **2d** Business code (see instructions) 522120

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE	Signature of plan administrator	Date	Enter name of individual signing as plan administrator
SIGN HERE	Signature of employer/plan sponsor	Date	Enter name of individual signing as employer or plan sponsor
SIGN HERE	Signature of DFE	Date	Enter name of individual signing as DFE

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.

3a Plan administrator's name and address (if same as plan sponsor, enter "Same") FIRST FINANCIAL NORTHWEST, INC. PO BOX 360 RENTON, WA 98057-0360	**3b** Administrator's EIN 26-0610707 **3c** Administrator's telephone number 425-255-4400
4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report: **a** Sponsor's name	**4b** EIN **4c** PN

5	Total number of participants at the beginning of the plan year	5	117
6	Number of participants as of the end of the plan year (welfare plans complete only lines 6a, 6b, 6c, and 6d).		
a	Active participants	6a	106
b	Retired or separated participants receiving benefits	6b	0
c	Other retired or separated participants entitled to future benefits	6c	8
d	Subtotal. Add lines 6a, 6b, and 6c	6d	114
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	6e	0
f	Total. Add lines 6d and 6e	6f	114
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	6g	108
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	6h	11
7	Enter the total number of employers obligated to contribute to the plan (only multiemployer plans complete this item)	7	

8a If the plan provides pension benefits, enter the applicable pension feature codes from the List of Plan Characteristic Codes in the instructions:

2E 2F 2G 2J 2K 2S 2T 3H

b If the plan provides welfare benefits, enter the applicable welfare feature codes from the List of Plan Characteristic Codes in the instructions:

9a Plan funding arrangement (check all that apply)
- (1) [X] Insurance
- (2) [ ] Code section 412(e)(3) insurance contracts
- (3) [X] Trust
- (4) [ ] General assets of the sponsor

9b Plan benefit arrangement (check all that apply)
- (1) [X] Insurance
- (2) [ ] Code section 412(e)(3) insurance contracts
- (3) [X] Trust
- (4) [ ] General assets of the sponsor

10 Check all applicable boxes in 10a and 10b to indicate which schedules are attached, and, where indicated, enter the number attached. (See instructions)

a Pension Schedules
- (1) [X] R (Retirement Plan Information)
- (2) [ ] MB (Multiemployer Defined Benefit Plan and Certain Money Purchase Plan Actuarial Information) - signed by the plan actuary
- (3) [ ] SB (Single-Employer Defined Benefit Plan Actuarial Information) - signed by the plan actuary

b General Schedules
- (1) [ ] H (Financial Information)
- (2) [X] I (Financial Information – Small Plan)
- (3) [X] 1 A (Insurance Information)
- (4) [ ] C (Service Provider Information)
- (5) [X] D (DFE/Participating Plan Information)
- (6) [ ] G (Financial Transaction Schedules)

SCHEDULE A (Form 5500) Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	**Insurance Information** This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA). ▶ File as an attachment to Form 5500. ▶ Insurance companies are required to provide the information pursuant to ERISA section 103(a)(2).	OMB No. 1210-0110 **2010** This Form is Open to Public Inspection

For calendar plan year 2010 or fiscal plan year beginning 01/01/2010 and ending 12/31/2010

A Name of plan
FIRST SAVINGS BANK NORTHWEST SAVINGS PLAN

B Three-digit plan number (PN) ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500.
FIRST FINANCIAL NORTHWEST, INC.

D Employer Identification Number (EIN)
26-0610707

Part I **Information Concerning Insurance Contract Coverage, Fees, and Commissions** Provide information for each contract on a separate Schedule A. Individual contracts grouped as a unit in Parts II and III can be reported on a single Schedule A.

1 Coverage Information:

(a) Name of insurance carrier

PRINCIPAL LIFE INSURANCE COMPANY

(b) EIN	(c) NAIC code	(d) Contract or identification number	(e) Approximate number of persons covered at end of policy or contract year	Policy or contract year (f) From	(g) To
42-0127290	61271	437339	114	01/01/2010	12/31/2010

2 Insurance fee and commission information. Enter the total fees and total commissions paid. List in item 3 the agents, brokers, and other persons in descending order of the amount paid.

(a) Total amount of commissions paid	(b) Total amount of fees paid
5720	266

3 Persons receiving commissions and fees. (Complete as many entries as needed to report all persons).

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

NORTHWESTERN MUTUAL INVESTMENT SERV
ATTN IPS COMPENSATION
720 E WISCONSIN AVE
MILWAUKEE, WI 53202-4695

(b) Amount of sales and base commissions paid	Fees and other commissions paid (c) Amount	(d) Purpose	(e) Organization code
5720	266	REFERRAL/SERVICE FEE	3

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid (c) Amount	(d) Purpose	(e) Organization code

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid		(e) Organization code
	(c) Amount	(d) Purpose	

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid		(e) Organization code
	(c) Amount	(d) Purpose	

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid		(e) Organization code
	(c) Amount	(d) Purpose	

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid		(e) Organization code
	(c) Amount	(d) Purpose	

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid		(e) Organization code
	(c) Amount	(d) Purpose	

Part II Investment and Annuity Contract Information

Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.

4 Current value of plan's interest under this contract in the general account at year end	4	60648
5 Current value of plan's interest under this contract in separate accounts at year end	5	3211970

6 Contracts With Allocated Funds:

a State the basis of premium rates ▶

b Premiums paid to carrier	6b	
c Premiums due but unpaid at the end of the year	6c	
d If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, enter amount.	6d	

Specify nature of costs ▶

e Type of contract: (1) ☐ individual policies (2) ☐ group deferred annuity

(3) ☐ other (specify) ▶

f If contract purchased, in whole or in part, to distribute benefits from a terminating plan check here ▶ ☐

7 Contracts With Unallocated Funds (Do not include portions of these contracts maintained in separate accounts)

a Type of contract: (1) ☐ deposit administration (2) ☐ immediate participation guarantee

(3) ☐ guaranteed investment (4) ☒ other ▶ FLEXIBLE INVESTMENT ANNUITY

b Balance at the end of the previous year			7b	58087
c Additions: (1) Contributions deposited during the year	7c(1)	3744		
(2) Dividends and credits	7c(2)			
(3) Interest credited during the year	7c(3)	1212		
(4) Transferred from separate account	7c(4)	1343		
(5) Other (specify below) ▶ LOAN PAYMENT	7c(5)	194		
(6)Total additions			7c(6)	6493
d Total of balance and additions (add b and c(6)).			7d	64580
e Deductions:				
(1) Disbursed from fund to pay benefits or purchase annuities during year	7e(1)	2774		
(2) Administration charge made by carrier	7e(2)	370		
(3) Transferred to separate account	7e(3)	669		
(4) Other (specify below) ▶	7e(4)			
(5) Total deductions			7e(5)	3813
f Balance at the end of the current year (subtract e(5) from d)			7f	60767

Part III Welfare Benefit Contract Information

If more than one contract covers the same group of employees of the same employer(s) or members of the same employee organization(s), the information may be combined for reporting purposes if such contracts are experience-rated as a unit. Where contracts cover individual employees, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.

8 Benefit and contract type (check all applicable boxes)

- a ☐ Health (other than dental or vision)
- b ☐ Dental
- c ☐ Vision
- d ☐ Life insurance
- e ☐ Temporary disability (accident and sickness)
- f ☐ Long-term disability
- g ☐ Supplemental unemployment
- h ☐ Prescription drug
- i ☐ Stop loss (large deductible)
- j ☐ HMO contract
- k ☐ PPO contract
- l ☐ Indemnity contract
- m ☐ Other (specify) ▶

9 Experience-rated contracts:				
a Premiums: (1) Amount received	9a(1)			
(2) Increase (decrease) in amount due but unpaid	9a(2)			
(3) Increase (decrease) in unearned premium reserve	9a(3)			
(4) Earned ((1) + (2) - (3))			9a(4)	
b Benefit charges (1) Claims paid	9b(1)			
(2) Increase (decrease) in claim reserves	9b(2)			
(3) Incurred claims (add (1) and (2))			9b(3)	
(4) Claims charged			9b(4)	
c Remainder of premium: (1) Retention charges (on an accrual basis) –				
(A) Commissions	9c(1)(A)			
(B) Administrative service or other fees	9c(1)(B)			
(C) Other specific acquisition costs	9c(1)(C)			
(D) Other expenses	9c(1)(D)			
(E) Taxes	9c(1)(E)			
(F) Charges for risks or other contingencies	9c(1)(F)			
(G) Other retention charges	9c(1)(G)			
(H) Total retention			9c(1)(H)	
(2) Dividends or retroactive rate refunds. (These amounts were ☐ paid in cash, or ☐ credited.)			9c(2)	
d Status of policyholder reserves at end of year: (1) Amount held to provide benefits after retirement			9d(1)	
(2) Claim reserves			9d(2)	
(3) Other reserves			9d(3)	
e Dividends or retroactive rate refunds due. (Do not include amount entered in c(2).)			9e	
10 Nonexperience-rated contracts:				
a Total premiums or subscription charges paid to carrier			10a	
b If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, other than reported in Part I, item 2 above, report amount.			10b	

Specify nature of costs ▶

Part IV Provision of Information

11 Did the insurance company fail to provide any information necessary to complete Schedule A? ☐ Yes ☒ No

12 If the answer to line 11 is "Yes," specify the information not provided. ▶

SCHEDULE D (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2010

This Form is Open to Public Inspection.

For calendar plan year 2010 or fiscal plan year beginning 01/01/2010 and ending 12/31/2010

A Name of plan
FIRST SAVINGS BANK NORTHWEST SAVINGS PLAN

B Three-digit plan number (PN) ▶ 001

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
FIRST FINANCIAL NORTHWEST, INC.

D Employer Identification Number (EIN)
26-0610707

Part I Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs) (Complete as many entries as needed to report all interests in DFEs)

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin Bond Emph Bal Sep Acct-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-006	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin Stock Emph Bal Sep Act-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-032	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	0

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin Money Market Sep Acct-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-024	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	110589

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin Intl SmallCap Sep Acct-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-014	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	217543

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LgCap Growth Sep Acct-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-018	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	123202

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin SmCap Growth Sep Acct-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-030	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	128593

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin MidCap Growth Sep Acct-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-021	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	10850

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin U.S. Property Sep Acct-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-027	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 191589
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin Bond and Mortgage SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-005	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 147019
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin Diversified Intl SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-015	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 292804
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LgCap S&P 500 Index SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-016	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 367077
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin MidCap Value I SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-043	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 211965
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin SmCap S&P 600 Index SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-028	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 28702
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin MidCap S&P 400 Idx SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-023	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 117466
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LifeTime 2010 Sep Acct-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-075	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 148
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LifeTime 2020 Sep Acct-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-076	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 226756
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LifeTime 2030 Sep Acct-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-077	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 17465

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LifeTime 2040 Sep Acct-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-078	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 47424
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LifeTime 2050 Sep Acct-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-079	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 117872
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LifeTime Strat Inc SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-080	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 39011
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin Fin Grp, Inc. Stock SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-086	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 8139
a Name of MTIA, CCT, PSA, or 103-12 IE: Russ LifePoint Grwth Str SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-081	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 242760
a Name of MTIA, CCT, PSA, or 103-12 IE: Russ LifePoints Bal Str SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-082	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 326719
a Name of MTIA, CCT, PSA, or 103-12 IE: Russ LifePoints Con Str SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-083	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 44312
a Name of MTIA, CCT, PSA, or 103-12 IE: Russ LfPt Eq Growth Str SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-084	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 95933
a Name of MTIA, CCT, PSA, or 103-12 IE: Russ LifePoints Mod Str SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-085	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 47488
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin SmallCap Value I SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-094	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 0

a Name of MTIA, CCT, PSA, or 103-12 IE: PRIN SMALLCAP VALUE II SA-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-096	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	20441

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LargeCap Value I SA-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-098	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	22878

a Name of MTIA, CCT, PSA, or 103-12 IE: PRIN CORE PLUS BOND I SA-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-115	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	7229

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	

Part II Information on Participating Plans (to be completed by DFEs)
(Complete as many entries as needed to report all participating plans)

a Plan name

b Name of plan sponsor | c EIN-PN

a Plan name

b Name of plan sponsor | c EIN-PN

a Plan name

b Name of plan sponsor | c EIN-PN

a Plan name

b Name of plan sponsor | c EIN-PN

a Plan name

b Name of plan sponsor | c EIN-PN

a Plan name

b Name of plan sponsor | c EIN-PN

a Plan name

b Name of plan sponsor | c EIN-PN

a Plan name

b Name of plan sponsor | c EIN-PN

a Plan name

b Name of plan sponsor | c EIN-PN

a Plan name

b Name of plan sponsor | c EIN-PN

a Plan name

b Name of plan sponsor | c EIN-PN

a Plan name

b Name of plan sponsor | c EIN-PN

SCHEDULE I (Form 5500) Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	Financial Information—Small Plan	OMB No. 1210-0110
	This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA), and section 6058(a) of the Internal Revenue Code (the Code).	2010
	▶ File as an attachment to Form 5500.	This Form is Open to Public Inspection

For calendar plan year 2010 or fiscal plan year beginning 01/01/2010 and ending 12/31/2010

A Name of plan
FIRST SAVINGS BANK NORTHWEST SAVINGS PLAN

B Three-digit plan number (PN) ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
FIRST FINANCIAL NORTHWEST, INC.

D Employer Identification Number (EIN)
26-0610707

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

1 Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year
a Total plan assets	1a	3058891	3724665
b Total plan liabilities	1b	0	0
c Net plan assets (subtract line 1b from line 1a)	1c	3058891	3724665
2 Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total
a Contributions received or receivable:			
(1) Employers	2a(1)	141677	
(2) Participants	2a(2)	397258	
(3) Others (including rollovers)	2a(3)	0	
b Noncash contributions	2b	0	
c Other income	2c	217348	
d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		756283
e Benefits paid (including direct rollovers)	2e	73963	
f Corrective distributions (see instructions)	2f	0	
g Certain deemed distributions of participant loans (see instructions)	2g	0	
h Administrative service providers (salaries, fees, and commissions)	2h	16546	
i Other expenses	2i	0	
j Total expenses (add lines 2e, 2f, 2g, 2h, and 2i)	2j		90509
k Net income (loss) (subtract line 2j from line 2d)	2k		665774
l Transfers to (from) the plan (see instructions)	2l		0

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	3a		X	
b Employer real property	3b		X	
c Real estate (other than employer real property)	3c		X	
d Employer securities	3d	X		386684
e Participant loans	3e	X		65363

			Yes	No	Amount
3f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Part II Compliance Questions

	4 During the plan year:		Yes	No	Amount
a	Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? Continue to answer "Yes" for any prior year failures until fully corrected. (See instructions and DOL's Voluntary Fiduciary Correction Program.)	4a		X	0
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance.	4b		X	0
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	0
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X	0
e	Was the plan covered by a fidelity bond?	4e	X		6000000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	0
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	0
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i		X	0
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If "No," attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		
l	Has the plan failed to provide any benefit when due under the plan?	4l		X	0
m	If this is an individual account plan, was there a blackout period? (See instructions and 29 CFR 2520.101-3.)	4m		X	
n	If 4m was answered "Yes," check the "Yes" box if you either provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520.101-3	4n		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If "Yes," enter the amount of any plan assets that reverted to the employer this year. ☐ Yes ☒ No Amount: 0

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

SCHEDULE R (Form 5500) Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	**Retirement Plan Information** This schedule is required to be filed under section 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code). ▶ File as an attachment to Form 5500.	OMB No. 1210-0110 **2010** **This Form is Open to Public Inspection.**

For calendar plan year 2010 or fiscal plan year beginning 01/01/2010 and ending 12/31/2010

A Name of plan FIRST SAVINGS BANK NORTHWEST SAVINGS PLAN	**B** Three-digit plan number (PN) ▶	001
C Plan sponsor's name as shown on line 2a of Form 5500 FIRST FINANCIAL NORTHWEST, INC.	**D** Employer Identification Number (EIN) 26-0610707	

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions **1** 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits):

EIN(s): 42-0127290 ____________

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section of 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(d)(2) or ERISA section 302(d)(2)? .... ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 8.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions and enter the date of the ruling letter granting the waiver. Date: Month ______ Day ______ Year ______

If you completed line 5, complete lines 3, 9, and 10 of Schedule MB and do not complete the remainder of this schedule.

6 **a** Enter the minimum required contribution for this plan year **6a**

b Enter the amount contributed by the employer to the plan for this plan year **6b**

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) **6c**

If you completed line 6c, skip lines 8 and 9.

7 Will the minimum funding amount reported on line 6c be met by the funding deadline? .... ☐ Yes ☐ No ☐ N/A

8 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? .... ☐ Yes ☐ No ☐ N/A

Part III Amendments

9 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box(es). If no, check the "No" box .... ☐ Increase ☐ Decrease ☐ Both ☐ No

Part IV ESOPs (see instructions). If this is not a plan described under Section 409(a) or 4975(e)(7) of the Internal Revenue Code, skip this Part.

10 Were unallocated employer securities or proceeds from the sale of unallocated securities used to repay any exempt loan? .... ☐ Yes ☐ No

11 **a** Does the ESOP hold any preferred stock? .... ☐ Yes ☐ No

b If the ESOP has an outstanding exempt loan with the employer as lender, is such loan part of a "back-to-back" loan? (See instructions for definition of "back-to-back" loan.) .... ☐ Yes ☐ No

12 Does the ESOP hold any stock that is not readily tradable on an established securities market? .... ☐ Yes ☐ No

Part V Additional Information for Multiemployer Defined Benefit Pension Plans

13 Enter the following information for each employer that contributed more than 5% of total contributions to the plan during the plan year (measured in dollars). See instructions. *Complete as many entries as needed to report all applicable employers.*

a Name of contributing employer
b EIN **c** Dollar amount contributed by employer
d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______
e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer
b EIN **c** Dollar amount contributed by employer
d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______
e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer
b EIN **c** Dollar amount contributed by employer
d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______
e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer
b EIN **c** Dollar amount contributed by employer
d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______
e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer
b EIN **c** Dollar amount contributed by employer
d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______
e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer
b EIN **c** Dollar amount contributed by employer
d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______
e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

14 Enter the number of participants on whose behalf no contributions were made by an employer as an employer of the participant for:

a The current year	**14a**	
b The plan year immediately preceding the current plan year	**14b**	
c The second preceding plan year	**14c**	

15 Enter the ratio of the number of participants under the plan on whose behalf no employer had an obligation to make an employer contribution during the current plan year to:

a The corresponding number for the plan year immediately preceding the current plan year	**15a**	
b The corresponding number for the second preceding plan year	**15b**	

16 Information with respect to any employers who withdrew from the plan during the preceding plan year:

a Enter the number of employers who withdrew during the preceding plan year	**16a**	
b If item 16a is greater than 0, enter the aggregate amount of withdrawal liability assessed or estimated to be assessed against such withdrawn employers	**16b**	

17 If assets and liabilities from another plan have been transferred to or merged with this plan during the plan year, check box and see instructions regarding supplemental information to be included as an attachment. ☐

Part VI Additional Information for Single-Employer and Multiemployer Defined Benefit Pension Plans

18 If any liabilities to participants or their beneficiaries under the plan as of the end of the plan year consist (in whole or in part) of liabilities to such participants and beneficiaries under two or more pension plans as of immediately before such plan year, check box and see instructions regarding supplemental information to be included as an attachment ☐

19 If the total number of participants is 1,000 or more, complete items (a) through (c)

a Enter the percentage of plan assets held as:
Stock: _____% Investment-Grade Debt: _____% High-Yield Debt: _____% Real Estate: _____% Other: _____%

b Provide the average duration of the combined investment-grade and high-yield debt:
☐ 0-3 years ☐ 3-6 years ☐ 6-9 years ☐ 9-12 years ☐ 12-15 years ☐ 15-18 years ☐ 18-21 years ☐ 21 years or more

c What duration measure was used to calculate item 19(b)?
☐ Effective duration ☐ Macaulay duration ☐ Modified duration ☐ Other (specify):

FINANCIAL STATEMENTS FOR
PLAN YEAR ENDED DECEMBER 31, 2009

Form 5500 Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	**Annual Return/Report of Employee Benefit Plan** This form is required to be filed for employee benefit plans under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), and 6058(a) of the Internal Revenue Code (the Code). ▸ Complete all entries in accordance with the instructions to the Form 5500.	OMB Nos. 1210-0110 1210-0089 **2009** This Form is Open to Public Inspection

Part I **Annual Report Identification Information**

For calendar plan year 2009 or fiscal plan year beginning 01/01/2009 and ending 12/31/2009

A This return/report is for: ☐ a multiemployer plan; ☐ a multiple-employer plan; or ☒ a single-employer plan; ☐ a DFE (specify) ____

B This return/report is: ☐ the first return/report; ☐ the final return/report; ☐ an amended return/report; ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here. . . . . ▸ ☐

D Check box if filing under: ☒ Form 5558; ☐ automatic extension; ☐ the DFVC program; ☐ special extension (enter description)

Part II **Basic Plan Information**—enter all requested information

1a Name of plan FIRST SAVINGS BANK NORTHWEST SAVINGS PLAN	**1b** Three-digit plan number (PN) ▸ 001 **1c** Effective date of plan 01/01/1995
2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.) FIRST FINANCIAL NORTHWEST, INC. PO BOX 360 RENTON, WA 98057-0360	**2b** Employer Identification Number (EIN) 26-0610707 **2c** Sponsor's telephone number 425-255-4400 **2d** Business code (see instructions) 522120

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report, and to the best of my knowledge and belief, it is true, correct, and complete.

SIGN HERE	Signature of plan administrator	Date	Enter name of individual signing as plan administrator
SIGN HERE	Signature of employer/plan sponsor	Date	Enter name of individual signing as employer or plan sponsor
SIGN HERE	Signature of DFE	Date	Enter name of individual signing as DFE

3a Plan administrator's name and address (if same as plan sponsor, enter "Same") FIRST FINANCIAL NORTHWEST, INC. PO BOX 360 RENTON, WA 98057-0360	**3b** Administrator's EIN 26-0610707 **3c** Administrator's telephone number 425-255-4400
4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report: **a** Sponsor's name	**4b** EIN **4c** PN

5 Total number of participants at the beginning of the plan year	**5**	102
6 Number of participants as of the end of the plan year (welfare plans complete only lines 6a, 6b, 6c, and 6d).		
a Active participants	**6a**	94
b Retired or separated participants receiving benefits	**6b**	0
c Other retired or separated participants entitled to future benefits	**6c**	34
d Subtotal. Add lines 6a, 6b, and 6c	**6d**	128
e Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**6e**	0
f Total. Add lines 6d and 6e	**6f**	128
g Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**6g**	106
h Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**6h**	16
7 Enter the total number of employers obligated to contribute to the plan (only multiemployer plans complete this item)	**7**	

8a If the plan provides pension benefits, enter the applicable pension feature codes from the List of Plan Characteristic Codes in the instructions:

2E 2F 2G 2J 2K 2T 3H

b If the plan provides welfare benefits, enter the applicable welfare feature codes from the List of Plan Characteristic Codes in the instructions:

9a Plan funding arrangement (check all that apply)
- (1) [X] Insurance
- (2) [ ] Code section 412(e)(3) insurance contracts
- (3) [X] Trust
- (4) [ ] General assets of the sponsor

9b Plan benefit arrangement (check all that apply)
- (1) [X] Insurance
- (2) [ ] Code section 412(e)(3) insurance contracts
- (3) [X] Trust
- (4) [ ] General assets of the sponsor

10 Check all applicable boxes in 10a and 10b to indicate which schedules are attached, and, where indicated, enter the number attached. (See instructions)

a Pension Schedules
- (1) [X] R (Retirement Plan Information)
- (2) [ ] MB (Multiemployer Defined Benefit Plan and Certain Money Purchase Plan Actuarial Information) - signed by the plan actuary
- (3) [ ] SB (Single-Employer Defined Benefit Plan Actuarial Information) - signed by the plan actuary

b General Schedules
- (1) [ ] H (Financial Information)
- (2) [X] I (Financial Information – Small Plan)
- (3) [X] 1 A (Insurance Information)
- (4) [ ] C (Service Provider Information)
- (5) [X] D (DFE/Participating Plan Information)
- (6) [ ] G (Financial Transaction Schedules)

SCHEDULE A (Form 5500)	Insurance Information	OMB No. 1210-0110
Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA). ▶ **File as an attachment to Form 5500.** ▶ Insurance companies are required to provide the information pursuant to ERISA section 103(a)(2).	**2009** **This Form is Open to Public Inspection**

For calendar plan year 2009 or fiscal plan year beginning 01/01/2009 and ending 12/31/2009

A Name of plan FIRST SAVINGS BANK NORTHWEST SAVINGS PLAN	**B** Three-digit plan number (PN) ▶	001
C Plan sponsor's name as shown on line 2a of Form 5500. FIRST FINANCIAL NORTHWEST, INC.	**D** Employer Identification Number (EIN) 26-0610707	

Part I **Information Concerning Insurance Contract Coverage, Fees, and Commissions** Provide information for each contract on a separate Schedule A. Individual contracts grouped as a unit in Parts II and III can be reported on a single Schedule A.

1 Coverage Information:

(a) Name of insurance carrier

PRINCIPAL LIFE INSURANCE COMPANY

(b) EIN	(c) NAIC code	(d) Contract or identification number	(e) Approximate number of persons covered at end of policy or contract year	Policy or contract year (f) From	(g) To
42-0127290	61271	437339	128	01/01/2009	12/31/2009

2 Insurance fee and commission information. Enter the total fees and total commissions paid. List in item 3 the agents, brokers, and other persons in descending order of the amount paid.

(a) Total amount of commissions paid	(b) Total amount of fees paid
4857	209

3 Persons receiving commissions and fees. (Complete as many entries as needed to report all persons).

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

NORTHWESTERN MUTUAL INVESTMENT SERV
ATTN IPS COMPENSATION
720 E WISCONSIN AVE
MILWAUKEE, WI 53202-4695

(b) Amount of sales and base commissions paid	Fees and other commissions paid (c) Amount	(d) Purpose	(e) Organization code
4857	209	REFERRAL/SERVICE FEE	3

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid

(b) Amount of sales and base commissions paid	Fees and other commissions paid (c) Amount	(d) Purpose	(e) Organization code

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid			

(b) Amount of sales and base commissions paid	Fees and other commissions paid		(e) Organization code
	(c) Amount	(d) Purpose	

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid			

(b) Amount of sales and base commissions paid	Fees and other commissions paid		(e) Organization code
	(c) Amount	(d) Purpose	

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid			

(b) Amount of sales and base commissions paid	Fees and other commissions paid		(e) Organization code
	(c) Amount	(d) Purpose	

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid			

(b) Amount of sales and base commissions paid	Fees and other commissions paid		(e) Organization code
	(c) Amount	(d) Purpose	

(a) Name and address of the agent, broker, or other person to whom commissions or fees were paid			

(b) Amount of sales and base commissions paid	Fees and other commissions paid		(e) Organization code
	(c) Amount	(d) Purpose	

Part II **Investment and Annuity Contract Information**
Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.

4 Current value of plan's interest under this contract in the general account at year end	4	57878
5 Current value of plan's interest under this contract in separate accounts at year end	5	2381754

6 Contracts With Allocated Funds:

a State the basis of premium rates ▶

b Premiums paid to carrier	6b	
c Premiums due but unpaid at the end of the year	6c	
d If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, enter amount.	6d	

Specify nature of costs ▶

e Type of contract: (1) ☐ individual policies (2) ☐ group deferred annuity

(3) ☐ other (specify) ▶

f If contract purchased, in whole or in part, to distribute benefits from a terminating plan check here ▶ ☐

7 Contracts With Unallocated Funds (Do not include portions of these contracts maintained in separate accounts)

a Type of contract: (1) ☐ deposit administration (2) ☐ immediate participation guarantee

(3) ☐ guaranteed investment (4) ☒ other ▶ FLEXIBLE INVESTMENT ANNUITY

b Balance at the end of the previous year			7b	46812
c Additions: (1) Contributions deposited during the year	7c(1)	12405		
(2) Dividends and credits	7c(2)			
(3) Interest credited during the year	7c(3)	1452		
(4) Transferred from separate account	7c(4)	597		
(5) Other (specify below) ▶ LOAN PAYMENT, ROLLOVER	7c(5)	483		
(6)Total additions			7c(6)	14937
d Total of balance and additions (add b and c(6)).			7d	61749
e Deductions:				
(1) Disbursed from fund to pay benefits or purchase annuities during year	7e(1)	2495		
(2) Administration charge made by carrier	7e(2)	388		
(3) Transferred to separate account	7e(3)			
(4) Other (specify below) ▶ LOAN WITHDRAWAL	7e(4)	779		
(5) Total deductions			7e(5)	3662
f Balance at the end of the current year (subtract e(5) from d)			7f	58087

Part III Welfare Benefit Contract Information

If more than one contract covers the same group of employees of the same employer(s) or members of the same employee organization(s), the information may be combined for reporting purposes if such contracts are experience-rated as a unit. Where contracts cover individual employees, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.

8 Benefit and contract type (check all applicable boxes)

a ☐ Health (other than dental or vision) b ☐ Dental c ☐ Vision d ☐ Life insurance
e ☐ Temporary disability (accident and sickness) f ☐ Long-term disability g ☐ Supplemental unemployment h ☐ Prescription drug
i ☐ Stop loss (large deductible) j ☐ HMO contract k ☐ PPO contract l ☐ Indemnity contract
m ☐ Other (specify) ▶

9 Experience-rated contracts:				
a Premiums: (1) Amount received	9a(1)			
(2) Increase (decrease) in amount due but unpaid	9a(2)			
(3) Increase (decrease) in unearned premium reserve	9a(3)			
(4) Earned ((1) + (2) - (3))			9a(4)	
b Benefit charges (1) Claims paid	9b(1)			
(2) Increase (decrease) in claim reserves	9b(2)			
(3) Incurred claims (add (1) and (2))			9b(3)	
(4) Claims charged			9b(4)	
c Remainder of premium: (1) Retention charges (on an accrual basis) --				
(A) Commissions	9c(1)(A)			
(B) Administrative service or other fees	9c(1)(B)			
(C) Other specific acquisition costs	9c(1)(C)			
(D) Other expenses	9c(1)(D)			
(E) Taxes	9c(1)(E)			
(F) Charges for risks or other contingencies	9c(1)(F)			
(G) Other retention charges	9c(1)(G)			
(H) Total retention			9c(1)(H)	
(2) Dividends or retroactive rate refunds. (These amounts were ☐ paid in cash, or ☐ credited.)			9c(2)	
d Status of policyholder reserves at end of year: (1) Amount held to provide benefits after retirement			9d(1)	
(2) Claim reserves			9d(2)	
(3) Other reserves			9d(3)	
e Dividends or retroactive rate refunds due. (Do not include amount entered in c(2).)			9e	
10 Nonexperience-rated contracts:				
a Total premiums or subscription charges paid to carrier			10a	
b If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, other than reported in Part I, item 2 above, report amount			10b	

Specify nature of costs ▶

Part IV Provision of Information

11 Did the insurance company fail to provide any information necessary to complete Schedule A? ☐ Yes ☒ No

12 If the answer to line 11 is "Yes," specify the information not provided. ▶

SCHEDULE D
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

OMB No. 1210-0110

2009

This Form is Open to Public Inspection.

For calendar plan year 2009 or fiscal plan year beginning 01/01/2009 and ending 12/31/2009

A Name of plan
FIRST SAVINGS BANK NORTHWEST SAVINGS PLAN

B Three-digit plan number (PN) ▶ 001

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
FIRST FINANCIAL NORTHWEST, INC.

D Employer Identification Number (EIN)
26-0610707

Part I **Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)**
(Complete as many entries as needed to report all interests in DFEs)

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin Bond Emph Bal Sep Acct-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-006 | **d** Entity code P | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 4849

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin Stock Emph Bal Sep Act-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-032 | **d** Entity code P | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 18655

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin Money Market Sep Acct-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-024 | **d** Entity code P | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 89316

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin Intl SmallCap Sep Acct-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-014 | **d** Entity code P | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 132920

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LgCap Growth Sep Acct-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-018 | **d** Entity code P | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 70940

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin SmCap Growth Sep Acct-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-030 | **d** Entity code P | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 90053

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin MidCap Growth Sep Acct-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-021 | **d** Entity code P | **e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 10385

a Name of MTIA, CCT, PSA, or 103-12 IE:	Prin U.S. Property Sep Acct-R6				
b Name of sponsor of entity listed in (a):	Principal Life Insurance Company				
c EIN-PN 420127290-027	**d** Entity code	P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	153027	
a Name of MTIA, CCT, PSA, or 103-12 IE:	Prin Bond and Mortgage SA-R6				
b Name of sponsor of entity listed in (a):	Principal Life Insurance Company				
c EIN-PN 420127290-005	**d** Entity code	P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	142523	
a Name of MTIA, CCT, PSA, or 103-12 IE:	Prin Diversified Intl SA-R6				
b Name of sponsor of entity listed in (a):	Principal Life Insurance Company				
c EIN-PN 420127290-015	**d** Entity code	P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	249906	
a Name of MTIA, CCT, PSA, or 103-12 IE:	Prin LgCap S&P 500 Index SA-R6				
b Name of sponsor of entity listed in (a):	Principal Life Insurance Company				
c EIN-PN 420127290-016	**d** Entity code	P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	284749	
a Name of MTIA, CCT, PSA, or 103-12 IE:	Prin MidCap Value I SA-R6				
b Name of sponsor of entity listed in (a):	Principal Life Insurance Company				
c EIN-PN 420127290-043	**d** Entity code	P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	161127	
a Name of MTIA, CCT, PSA, or 103-12 IE:	Prin SmCap S&P 600 Index SA-R6				
b Name of sponsor of entity listed in (a):	Principal Life Insurance Company				
c EIN-PN 420127290-028	**d** Entity code	P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	4123	
a Name of MTIA, CCT, PSA, or 103-12 IE:	Prin MidCap S&P 400 Idx SA-R6				
b Name of sponsor of entity listed in (a):	Principal Life Insurance Company				
c EIN-PN 420127290-023	**d** Entity code	P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	62657	
a Name of MTIA, CCT, PSA, or 103-12 IE:	Prin LifeTime 2010 Sep Acct-R6				
b Name of sponsor of entity listed in (a):	Principal Life Insurance Company				
c EIN-PN 420127290-075	**d** Entity code	P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	68	
a Name of MTIA, CCT, PSA, or 103-12 IE:	Prin LifeTime 2020 Sep Acct-R6				
b Name of sponsor of entity listed in (a):	Principal Life Insurance Company				
c EIN-PN 420127290-076	**d** Entity code	P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	203866	
a Name of MTIA, CCT, PSA, or 103-12 IE:	Prin LifeTime 2030 Sep Acct-R6				
b Name of sponsor of entity listed in (a):	Principal Life Insurance Company				
c EIN-PN 420127290-077	**d** Entity code	P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)	7918	

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LifeTime 2040 Sep Acct-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-078	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 30987
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LifeTime 2050 Sep Acct-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-079	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 75724
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LifeTime Strat Inc SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-080	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 30502
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin Fin Grp, Inc. Stock SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-086	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 6109
a Name of MTIA, CCT, PSA, or 103-12 IE: Russ LifePoint Grwth Str SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-081	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 149900
a Name of MTIA, CCT, PSA, or 103-12 IE: Russ LifePoints Bal Str SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-082	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 259305
a Name of MTIA, CCT, PSA, or 103-12 IE: Russ LifePoints Con Str SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-083	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 10565
a Name of MTIA, CCT, PSA, or 103-12 IE: Russ LfPt Eq Growth Str SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-084	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 76496
a Name of MTIA, CCT, PSA, or 103-12 IE: Russ LifePoints Mod Str SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-085	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 27945
a Name of MTIA, CCT, PSA, or 103-12 IE: Prin SmallCap Value I SA-R6		
b Name of sponsor of entity listed in (a): Principal Life Insurance Company		
c EIN-PN 420127290-094	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 13606

a Name of MTIA, CCT, PSA, or 103-12 IE: Prin LargeCap Value I SA-R6

b Name of sponsor of entity listed in (a): Principal Life Insurance Company

c EIN-PN 420127290-098	**d** Entity code P	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions) 13532

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

a Name of MTIA, CCT, PSA, or 103-12 IE:

b Name of sponsor of entity listed in (a):

c EIN-PN	**d** Entity code	**e** Dollar value of interest in MTIA, CCT, PSA, or 103-12 IE at end of year (see instructions)

Part II Information on Participating Plans (to be completed by DFEs)
(Complete as many entries as needed to report all participating plans)

a Plan name	
b Name of plan sponsor	c EIN-PN
a Plan name	
b Name of plan sponsor	c EIN-PN
a Plan name	
b Name of plan sponsor	c EIN-PN
a Plan name	
b Name of plan sponsor	c EIN-PN
a Plan name	
b Name of plan sponsor	c EIN-PN
a Plan name	
b Name of plan sponsor	c EIN-PN
a Plan name	
b Name of plan sponsor	c EIN-PN
a Plan name	
b Name of plan sponsor	c EIN-PN
a Plan name	
b Name of plan sponsor	c EIN-PN
a Plan name	
b Name of plan sponsor	c EIN-PN
a Plan name	
b Name of plan sponsor	c EIN-PN
a Plan name	
b Name of plan sponsor	c EIN-PN

SCHEDULE I (Form 5500) Department of the Treasury Internal Revenue Service Department of Labor Employee Benefits Security Administration Pension Benefit Guaranty Corporation	**Financial Information—Small Plan** This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA), and section 6058(a) of the Internal Revenue Code (the Code). ▶ File as an attachment to Form 5500.	OMB No. 1210-0110 **2009** This Form is Open to Public Inspection

For calendar plan year 2009 or fiscal plan year beginning 01/01/2009 and ending 12/31/2009

A Name of plan FIRST SAVINGS BANK NORTHWEST SAVINGS PLAN	**B** Three-digit plan number (PN) ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 FIRST FINANCIAL NORTHWEST, INC.	**D** Employer Identification Number (EIN) 26-0610707

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

1 Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year
a Total plan assets	1a	2151448	3058891
b Total plan liabilities	1b	0	0
c Net plan assets (subtract line 1b from line 1a)	1c	2151448	3058891

2 Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total
a Contributions received or receivable:			
(1) Employers	2a(1)	271017	
(2) Participants	2a(2)	366010	
(3) Others (including rollovers)	2a(3)	143013	
b Noncash contributions	2b	0	
c Other income	2c	186457	
d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		966497
e Benefits paid (including direct rollovers)	2e	37179	
f Corrective distributions (see instructions)	2f	9895	
g Certain deemed distributions of participant loans (see instructions)	2g	0	
h Administrative service providers (salaries, fees, and commissions)	2h	11980	
i Other expenses	2i	0	
j Total expenses (add lines 2e, 2f, 2g, 2h, and 2i)	2j		59054
k Net income (loss) (subtract line 2j from line 2d)	2k		907443
l Transfers to (from) the plan (see instructions)	2l		0

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	3a		X	
b Employer real property	3b		X	
c Real estate (other than employer real property)	3c		X	
d Employer securities	3d	X		543318
e Participant loans	3e	X		75941

			Yes	No	Amount
3f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Part II Compliance Questions

			Yes	No	Amount
4	During the plan year:				
a	Was there a failure to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? Continue to answer "Yes" for any prior year failures until fully corrected. (See instructions and DOL's Voluntary Fiduciary Correction Program.)	4a		X	0
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance.	4b		X	0
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	0
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X	0
e	Was the plan covered by a fidelity bond?	4e	X		5000000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	0
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	0
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	0
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i		X	0
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If "No," attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		
l	Has the plan failed to provide any benefit when due under the plan?	4l		X	0
m	If this is an individual account plan, was there a blackout period? (See instructions and 29 CFR 2520.101-3.)	4m		X	
n	If 4m was answered "Yes," check the "Yes" box if you either provided the required notice or one of the exceptions to providing the notice applied under 29 CFR 2520.101-3	4n		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If "Yes," enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount: 0

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

SCHEDULE R (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under section 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ File as an attachment to Form 5500.

OMB No. 1210-0110

2009

This Form is Open to Public Inspection.

For calendar plan year 2009 or fiscal plan year beginning 01/01/2009 and ending 12/31/2009

A Name of plan
FIRST SAVINGS BANK NORTHWEST SAVINGS PLAN

B Three-digit plan number (PN) ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
FIRST FINANCIAL NORTHWEST, INC.

D Employer Identification Number (EIN)
26-0610707

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions **1**

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits):

EIN(s): 42-0127290 ____________

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year........ **3**

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section of 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(d)(2) or ERISA section 302(d)(2)?........ ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 8.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions and enter the date of the ruling letter granting the waiver. Date: Month ________ Day ________ Year ________

If you completed line 5, complete lines 3, 9, and 10 of Schedule MB and do not complete the remainder of this schedule.

6 **a** Enter the minimum required contribution for this plan year **6a**

b Enter the amount contributed by the employer to the plan for this plan year **6b**

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount)........ **6c**

If you completed line 6c, skip lines 8 and 9.

7 Will the minimum funding amount reported on line 6c be met by the funding deadline? .... ☐ Yes ☐ No ☐ N/A

8 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change?........ ☐ Yes ☐ No ☐ N/A

Part III Amendments

9 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box(es). If no, check the "No" box........ ☐ Increase ☐ Decrease ☐ Both ☐ No

Part IV ESOPs (see instructions). If this is not a plan described under Section 409(a) or 4975(e)(7) of the Internal Revenue Code, skip this Part.

10 Were unallocated employer securities or proceeds from the sale of unallocated securities used to repay any exempt loan?........ ☐ Yes ☐ No

11 **a** Does the ESOP hold any preferred stock? .... ☐ Yes ☐ No

b If the ESOP has an outstanding exempt loan with the employer as lender, is such loan part of a "back-to-back" loan? (See instructions for definition of "back-to-back" loan.)........ ☐ Yes ☐ No

12 Does the ESOP hold any stock that is not readily tradable on an established securities market? .... ☐ Yes ☐ No

Part V **Additional Information for Multiemployer Defined Benefit Pension Plans**

13 Enter the following information for each employer that contributed more than 5% of total contributions to the plan during the plan year (measured in dollars). See instructions. *Complete as many entries as needed to report all applicable employers.*

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

a Name of contributing employer

b EIN **c** Dollar amount contributed by employer

d Date collective bargaining agreement expires *(If employer contributes under more than one collective bargaining agreement, check box* ☐ *and see instructions regarding required attachment. Otherwise, enter the applicable date.)* Month ______ Day ______ Year ______

e Contribution rate information *(If more than one rate applies, check this box* ☐ *and see instructions regarding required attachment. Otherwise, complete items 13e(1) and 13e(2).)*
(1) Contribution rate (in dollars and cents) ______
(2) Base unit measure: ☐ Hourly ☐ Weekly ☐ Unit of production ☐ Other (specify):

14 Enter the number of participants on whose behalf no contributions were made by an employer as an employer of the participant for:		
a The current year	**14a**	
b The plan year immediately preceding the current plan year	**14b**	
c The second preceding plan year	**14c**	
15 Enter the ratio of the number of participants under the plan on whose behalf no employer had an obligation to make an employer contribution during the current plan year to:		
a The corresponding number for the plan year immediately preceding the current plan year	**15a**	
b The corresponding number for the second preceding plan year	**15b**	
16 Information with respect to any employers who withdrew from the plan during the preceding plan year:		
a Enter the number of employers who withdrew during the preceding plan year	**16a**	
b If item 16a is greater than 0, enter the aggregate amount of withdrawal liability assessed or estimated to be assessed against such withdrawn employers	**16b**	

17 If assets and liabilities from another plan have been transferred to or merged with this plan during the plan year, check box and see instructions regarding supplemental information to be included as an attachment. ☐

Part VI Additional Information for Single-Employer and Multiemployer Defined Benefit Pension Plans

18 If any liabilities to participants or their beneficiaries under the plan as of the end of the plan year consist (in whole or in part) of liabilities to such participants and beneficiaries under two or more pension plans as of immediately before such plan year, check box and see instructions regarding supplemental information to be included as an attachment ☐

19 If the total number of participants is 1,000 or more, complete items (a) through (c)

a Enter the percentage of plan assets held as:
Stock: ______% Investment-Grade Debt: ______% High-Yield Debt: ______% Real Estate: ______% Other: ______%

b Provide the average duration of the combined investment-grade and high-yield debt:
☐ 0-3 years ☐ 3-6 years ☐ 6-9 years ☐ 9-12 years ☐ 12-15 years ☐ 15-18 years ☐ 18-21 years ☐ 21 years or more

c What duration measure was used to calculate item 19(b)?
☐ Effective duration ☐ Macaulay duration ☐ Modified duration ☐ Other (specify):

FINANCIAL STATEMENTS FOR
PLAN YEAR ENDED DECEMBER 31, 2008

Form **5500**

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

2008

This Form is Open to Public Inspection.

Annual Report Identification Information

For the calendar plan year 2008 or fiscal plan year beginning , and ending ,

A This return/report is for:
(1) ☐ a multiemployer plan;
(2) ☒ a single- employer plan (other than a multiple- employer plan);
(3) ☐ a multiple- employer plan; or
(4) ☐ a DFE (specify) ________

B This return/report is:
(1) ☐ the first return/report filed for the plan;
(2) ☐ an amended return/report;
(3) ☐ the final return/report filed for the plan;
(4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively- bargained plan, check here ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information. (see instructions) ▶ ☒

Basic Plan Information - -enter all requested information.

1a Name of plan
FIRST SAVINGS BANK NORTHWEST SAVING
S PLAN

1b Three- digit plan number (PN) ▶ 001

1c Effective date of plan (mo., day, yr.)
01/01/1995

2a Plan sponsor's name and address (employer, if for a single- employer plan)
(Address should include room or suite no.)
FIRST FINANCIAL NORTHWEST, INC.

PO BOX 360

RENTON WA 98055-0360

2b Employer Identification Number (EIN)
26-0610707

2c Sponsor's telephone number
425-255-4400

2d Business code (see instructions)
522120

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

Signature of plan administrator	Date	Type or print name of individual signing as plan administrator
Signature of employer/plan sponsor/DFE	Date	Type or print name of individual signing as employer, plan sponsor or DFE

0 2 0 8 7 7 0 1 0 P

3a Plan administrator's name and address (If same as plan sponsor, enter "Same")
SAME

3b Administrator's EIN

3c Administrator's telephone number
[redacted]

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:

a Sponsor's name

b EIN

c PN

5 Preparer information (optional) **a** Name (including firm name, if applicable) and address

b EIN

c Telephone number

6	Total number of participants at the beginning of the plan year	**6**	94
7	Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)		
a	Active participants	**7a**	96
b	Retired or separated participants receiving benefits	**7b**	
c	Other retired or separated participants entitled to future benefits	**7c**	4
d	Subtotal. Add lines **7a, 7b,** and **7c**	**7d**	100
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**7e**	
f	Total. Add lines **7d** and **7e**	**7f**	100
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**7g**	93
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**7h**	8
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	**7i**	

8 Benefits provided under the plan (complete **8a** and **8b** as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2E 2F 2G 2J 2K 3H

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

9a Plan funding arrangement (check all that apply)
- (1) [X] Insurance
- (2) [ ] Code section 412(i) insurance contracts
- (3) [X] Trust
- (4) [ ] General assets of the sponsor

9b Plan benefit arrangement (check all that apply)
- (1) [X] Insurance
- (2) [ ] Code section 412(i) insurance contracts
- (3) [X] Trust
- (4) [ ] General assets of the sponsor

0 2 0 8 7 7 0 2 0 Q

Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

- (1) [X] R (Retirement Plan Information)
- (2) [ ] B (Actuarial Information)
- (3) [ ] E (ESOP Annual Information)
- (4) [ ] SSA (Separated Vested Participant Information)

b Financial Schedules

- (1) [ ] H (Financial Information)
- (2) [X] I (Financial Information -- Small Plan)
- (3) [X] 1 A (Insurance Information)
- (4) [ ] C (Service Provider Information)
- (5) [X] D (DFE/Participating Plan Information)
- (6) [ ] G (Financial Transaction Schedules)

0 2 0 8 7 7 0 3 0 R

SCHEDULE A
(Form 5500)
Department of the Treasury
Internal Revenue Service
Department of Labor
Employee Benefits Security Administration
Pension Benefit Guaranty Corporation

Insurance Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974.

▶ **File as an attachment to Form 5500.**

▶ Insurance companies are required to provide this information pursuant to ERISA section 103(a)(2).

Official Use Only
OMB No. 1210-0110
2008
This Form Is Open to Public Inspection.

For calendar plan year 2008 or fiscal plan year beginning , and ending ,

A Name of plan FIRST SAVINGS BANK NORTHWEST SAVINGS PLAN	**B** Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 FIRST FINANCIAL NORTHWEST, INC.	**D** Employer Identification Number 26-0610707

Information Concerning Insurance Contract Coverage, Fees, and Commissions

Provide information for each contract on a separate Schedule A. Individual contracts grouped as a unit in Parts II and III can be reported on a single Schedule A.

1 Coverage:

(a) Name of insurance carrier

PRINCIPAL LIFE INSURANCE COMPANY

(b) EIN	(c) NAIC code	(d) Contract or identification number	(e) Approximate number of persons covered at end of policy or contract year	Policy or contract year (f) From	Policy or contract year (g) To
42-0127290	61271	4-37339	100	01/01/2008	12/31/2008

2 Insurance fees and commissions paid to agents, brokers and other persons. Enter the total fees and total commisions below and list agents, brokers and other persons individually in descending order of the amount paid in the items on the following page(s) in Part I.

Totals

Total amount of commissions paid	Total fees paid / amount
4122	395

0 6 0 8 7 7 0 1 0 T

Official Use Only

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

NORTHWESTERN MUTUAL INVESTMENT SERV
ATTN: IPS COMPENSATION
MILWAUKEE WI 53202-4695

(b) Amount of commissions paid	Fees paid (c) Amount	Fees paid (d) Purpose	(e) Organization code
4122	395	REFERRAL/SERVICE FEE	3

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

(b) Amount of commissions paid	Fees paid (c) Amount	Fees paid (d) Purpose	(e) Organization code

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

(b) Amount of commissions paid	Fees paid (c) Amount	Fees paid (d) Purpose	(e) Organization code

0 6 0 8 7 7 0 2 0 U

Official Use Only

Investment and Annuity Contract Information

Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.

3	Current value of plan's interest under this contract in the general account at year end	46812
4	Current value of plan's interest under this contract in separate accounts at year end	1291061

5 Contracts With Allocated Funds

- **a** State the basis of premium rates ▶
- **b** Premiums paid to carrier
- **c** Premiums due but unpaid at the end of the year
- **d** If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, enter amount
  Specify nature of costs ▶
- **e** Type of contract (1) ☐ individual policies (2) ☐ group deferred annuity (3) ☐ other (specify) ▶
- **f** If contract purchased, in whole or in part, to distribute benefits from a terminating plan check here ▶ ☐

6 Contracts With Unallocated Funds (Do not include portions of these contracts maintained in separate accounts)

- **a** Type of contract (1) ☐ deposit administration (2) ☐ immediate participation guarantee (3) ☐ guaranteed investment (4) ☒ other (specify below)
  ▶ FLEXIBLE INVESTMENT ANNUITY

b	Balance at the end of the previous year		22879
c	Additions: (1) Contributions deposited during the year	3890	
	(2) Dividends and credits		
	(3) Interest credited during the year	994	
	(4) Transferred from separate account	114	
	(5) Other (specify below) ▶ ROLLOVER	19540	
	(6) Total additions		24538
d	Total of balance and additions (add **b** and **c** (6))		47417
e	Deductions:		
	(1) Disbursed from fund to pay benefits or purchase annuities during year	60	
	(2) Administration charge made by carrier	164	
	(3) Transferred to separate account	381	
	(4) Other (specify below) ▶		
	(5) Total deductions		605
f	Balance at the end of the current year (subtract **e** (5) from **d**)		46812

0 6 0 8 7 7 0 3 0 V

Official Use Only

Welfare Benefit Contract Information

If more than one contract covers the same group of employees of the same employer(s) or members of the same employee organization(s), the information may be combined for reporting purposes if such contracts are experience- rated as a unit. Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes on this report.

7 Benefit and contract type (check all applicable boxes)

- **a** ☐ Health (other than dental or vision)
- **b** ☐ Dental
- **c** ☐ Vision
- **d** ☐ Life Insurance
- **e** ☐ Temporary disability (accident and sickness)
- **f** ☐ Long- term disability
- **g** ☐ Supplemental unemployment
- **h** ☐ Prescription drug
- **i** ☐ Stop loss (large deductible)
- **j** ☐ HMO contract
- **k** ☐ PPO contract
- **l** ☐ Indemnity contract
- **m** ☐ Other (specify) ▶

8 Experience- rated contracts

a Premiums: (1) Amount received

(2) Increase (decrease) in amount due but unpaid

(3) Increase (decrease) in unearned premium reserve

(4) Earned ((1) + (2) - (3))

b Benefit charges: (1) Claims paid

(2) Increase (decrease) in claim reserves

(3) Incurred claims (add (1) and (2))

(4) Claims charged

c Remainder of premium: (1) Retention charges (on an accrual basis) - -

(A) Commissions

(B) Administrative service or other fees

(C) Other specific acquisition costs

(D) Other expenses

(E) Taxes

(F) Charges for risks or other contingencies

(G) Other retention charges

(H) Total retention

(2) Dividends or retroactive rate refunds. (These amounts were ☐ paid in cash, or ☐ credited.)

d Status of policyholder reserves at end of year: (1) Amount held to provide benefits after retirement

(2) Claim reserves

(3) Other reserves

e Dividends or retroactive rate refunds due. (Do not include amount entered in c(2).)

9 Nonexperience- rated contracts:

a Total premiums or subscription charges paid to carrier

b If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, other than reported in Part I, item 2 above, report amount

Specify nature of costs ▶

0 6 0 8 7 7 0 4 0 W

SCHEDULE D
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2008

This Form is Open to Public Inspection.

For calendar plan year 2008 or fiscal plan year beginning , and ending .

A Name of plan or DFE
FIRST SAVINGS BANK NORTHWEST SAVINGS PLAN

B Three-digit plan number ▶ 001

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
FIRST FINANCIAL NORTHWEST, INC.

D Employer Identification Number
26-0610707

Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)

(a) Name of MTIA, CCT, PSA, or 103-12IE RUSS LIFE GRW STR SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-081 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 44543

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL MONEY MKT SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-024 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 90648

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL U.S. PROPERTY SEPACT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-027 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 163497

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL BOND AND MTG SEP ACC

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-005 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 79241

1 2 0 8 7 7 0 1 0 Q

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE RUSS LIFE BAL STR SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-082 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 104378

(a) Name of MTIA, CCT, PSA, or 103-12IE RUSS LIFE CON STR SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-083 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 865

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL DIVERS INTL SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-015 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 182164

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN LGCP S&P 500 IDX SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-016 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 167903

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL BD EMPH BAL SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-006 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 2510

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN STOCK EMPH BAL SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-032 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 13151

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE RUSS LIFE EQGRTH ST SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-084 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 33561

(a) Name of MTIA, CCT, PSA, or 103-12IE RUSS LIFE MOD STR SEP ACCOUNT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-085 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 16607

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN LARGECAP GROWTH SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-018 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 42450

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN MIDCAP GROWTH SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-021 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 6755

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN SMALLCAP GROWTH SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-030 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 45053

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN INTL SMALLCAP SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-014 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 69711

1 2 0 8 7 7 0 2 0 R

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN HQ INT-TM BOND SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-009 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN MIDCAP VALUE I SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-043 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 98135

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN MIDCAP GROWTH II SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-047 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN SMALLCAP S&P 600 INDEX SA

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-028 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 2716

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN MIDCAP S&P 400 INDEX SA

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-023 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 38485

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN SMALLCAP VALUE I SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-094 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 9387

1 2 0 8 7 7 0 2 0 R

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN LARGECAP VALUE I SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-098 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 5433

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL LIFETM 2010 SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-075 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 33

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL LIFETM 2020 SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-076 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 36588

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL LIFETM 2030 SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-077 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 3066

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL LIFETM 2040 SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-078 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 11451

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL LIFETM 2050 SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-079 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 16311

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103- 12IE PRIN LIFETM STR INC SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN- PN 42-0127290-080 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103- 12IE at end of year (see instructions) 698

(a) Name of MTIA, CCT, PSA, or 103- 12IE PRIN FIN GRP INC. STK SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN- PN 42-0127290-086 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103- 12IE at end of year (see instructions) 5722

(a) Name of MTIA, CCT, PSA, or 103- 12IE PRIN LARGECAP BLEND I SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN- PN 42-0127290-017 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103- 12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103- 12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN- PN **(d)** Entity code **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103- 12IE at end of year (see instructions)

(a) Name of MTIA, CCT, PSA, or 103- 12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN- PN **(d)** Entity code **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103- 12IE at end of year (see instructions)

(a) Name of MTIA, CCT, PSA, or 103- 12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN- PN **(d)** Entity code **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103- 12IE at end of year (see instructions)

1 2 0 8 7 7 0 2 0 R

SCHEDULE I
(Form 5500)
Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Financial Information - - Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210- 0110

2008

This Form is Open to Public Inspection.

For calendar year 2008 or fiscal plan year beginning , and ending ,

A Name of plan FIRST SAVINGS BANK NORTHWEST SAVINGS PLAN	**B** Three- digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 FIRST FINANCIAL NORTHWEST, INC.	**D** Employer Identification Number 26-0610707

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80- 120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

			(a) Beginning of Year	(b) End of Year
1	**Plan Assets and Liabilities:**			
a	Total plan assets	1a	2281582	2151448
b	Total plan liabilities	1b		
c	Net plan assets (subtract line 1b from line 1a)	1c	2281582	2151448
2	**Income, Expenses, and Transfers for this Plan Year:**		**(a) Amount**	**(b) Total**
a	Contributions received or receivable			
	(1) Employers	2a(1)	216256	
	(2) Participants	2a(2)	285571	
	(3) Others (including rollovers)	2a(3)	37478	
b	Noncash contributions	2b		
c	Other income	2c	-621019	
d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		-81714
e	Benefits paid (including direct rollovers)	2e	41153	
f	Corrective distributions (see instructions)	2f		
g	Certain deemed distributions of participant loans (see instructions)	2g		
h	Other expenses	2h	7267	
i	Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		48420
j	Net income (loss) (subtract line 2i from line 2d)	2j		-130134
k	Transfers to (from) the plan (see instructions)	2k		

3 **Specific Assets:** If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line- by- line basis unless the trust meets one of the specific exceptions described in the instructions.

			Yes	No	Amount
a	Partnership/joint venture interests	3a		X	
b	Employer real property	3b		X	

2 0 0 8 7 7 0 1 0 P

Official Use Only

			Yes	No	Amount
3c	Real estate (other than employer real property)	3c		X	
d	Employer securities	3d	X		731139
e	Participant loans	3e	X		63453
f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Transactions During Plan Year

			Yes	No	Amount
4	During the plan year:				
a	Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program)	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participants' account balance	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X	
e	Was the plan covered by a fidelity bond?	4e	X		5000000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach the IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount ____________

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

2 0 0 8 7 7 0 2 0 Q

Official Use Only

SCHEDULE R (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2008

This Form is Open to Public Inspection.

For calendar year 2008 or fiscal plan year beginning , and ending ,

A Name of plan FIRST SAVINGS BANK NORTHWEST SAVINGS PLAN	**B** Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 FIRST FINANCIAL NORTHWEST, INC.	**D** Employer Identification Number 26-0610707

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions . . . . . **1** $

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the plan year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 42-0127290 ______

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(d)(2) or ERISA section 302(d)(2)? . . . . . ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver . . . . . ▶ Month ____ Day ____ Year ____

If you completed line 5, complete lines 3, 9, and 10 of Schedule MB and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year . . . . . **6a** $

b Enter the amount contributed by the employer to the plan for this plan year . . . . . **6b** $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) . . . . . **6c** $

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? . . . ☐ Yes ☐ No ☐ N/A

Part III Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box(es). If no, check the "No" box. (See instructions.) . . . . . ☐ Increase ☐ Decrease ☐ No

Part IV Coverage (See instructions.)

9 Check the box for the test this plan used to satisfy the coverage requirements . . . . ☐ the ratio percentage test ☐ average benefit test

2 2 0 8 7 7 0 1 0 R

FINANCIAL STATEMENTS FOR
PLAN YEAR ENDED DECEMBER 31, 2007

Form **5500**

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210 – 0110
1210 – 0089

2007

This Form is Open to Public Inspection.

Annual Report Identification Information

For the calendar plan year 2007 or fiscal plan year beginning , **and ending** ,

A This return/report is for:
- (1) ☐ a multiemployer plan;
- (2) ☒ a single–employer plan (other than a multiple–employer plan);
- (3) ☐ a multiple–employer plan; or
- (4) ☐ a DFE (specify) ________

B This return/report is:
- (1) ☐ the first return/report filed for the plan;
- (2) ☐ an amended return/report;
- (3) ☐ the final return/report filed for the plan;
- (4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively–bargained plan, check here ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information. (see instructions) ▶ ☒

Basic Plan Information — enter all requested information.

1a Name of plan
FIRST SAVINGS BANK NORTHWEST SAVING
S PLAN

1b Three–digit plan number (PN) ▶ 001

1c Effective date of plan (mo., day, yr.) 01/01/1995

2a Plan sponsor's name and address (employer, if for a single–employer plan) (Address should include room or suite no.)
FIRST FINANCIAL NORTHWEST, INC.

PO BOX 360

RENTON WA 98055-0360

2b Employer Identification Number (EIN) 26-0610707

2c Sponsor's telephone number 425-255-4400

2d Business code (see instructions) 522120

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

Signature of plan administrator	Date	Type or print name of individual signing as plan administrator
Signature of employer/plan sponsor/DFE	Date	Type or print name of individual signing as employer, plan sponsor or DFE

0 2 0 7 4 3 0 1 0 H

Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same") SAME	**3b** Administrator's EIN
	3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:	**b** EIN 91-0383363
a Sponsor's name FIRST SAVINGS BANK OF RENTON	**c** PN 001
5 Preparer information (optional) **a** Name (including firm name, if applicable) and address	**b** EIN
	c Telephone number

6 Total number of participants at the beginning of the plan year	**6**	63
7 Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)		
a Active participants	**7a**	72
b Retired or separated participants receiving benefits	**7b**	
c Other retired or separated participants entitled to future benefits	**7c**	3
d Subtotal. Add lines **7a, 7b,** and **7c**	**7d**	75
e Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**7e**	
f Total. Add lines **7d** and **7e**	**7f**	75
g Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**7g**	72
h Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**7h**	6
i If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	**7i**	

8 Benefits provided under the plan (complete **8a** and **8b** as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2E 2F 2G 2J 2K 3H

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

9a Plan funding arrangement (check all that apply)	**9b** Plan benefit arrangement (check all that apply)
(1) [X] Insurance	(1) [X] Insurance
(2) [ ] Code section 412(i) insurance contracts	(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust	(3) [X] Trust
(4) [ ] General assets of the sponsor	(4) [ ] General assets of the sponsor

0 2 0 7 4 3 0 2 0 1

Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

- **(1)** [X] **R** (Retirement Plan Information)
- **(2)** [ ] **B** (Actuarial Information)
- **(3)** [ ] **E** (ESOP Annual Information)
- **(4)** [ ] **SSA** (Separated Vested Participant Information)

b Financial Schedules

- **(1)** [ ] **H** (Financial Information)
- **(2)** [X] **I** (Financial Information — Small Plan)
- **(3)** [X] 1 **A** (Insurance Information)
- **(4)** [ ] **C** (Service Provider Information)
- **(5)** [X] **D** (DFE/Participating Plan Information)
- **(6)** [ ] **G** (Financial Transaction Schedules)

0 2 0 7 4 3 0 3 0 J

SCHEDULE A
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Insurance Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974.

▶ **File as an attachment to Form 5500.**

▶ Insurance companies are required to provide this information pursuant to ERISA section 103(a)(2).

Official Use Only

OMB No. 1210-0110

2007

This Form is Open to Public Inspection.

For calendar plan year 2007 or fiscal plan year beginning , and ending ,

A Name of plan
FIRST SAVINGS BANK NORTHWEST SAVINGS PLAN

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
FIRST FINANCIAL NORTHWEST, INC.

D Employer Identification Number
26-0610707

Information Concerning Insurance Contract Coverage, Fees, and Commissions

Provide information for each contract on a separate Schedule A. Individual contracts grouped as a unit in Parts II and III can be reported on a single Schedule A.

1 Coverage:

(a) Name of insurance carrier

PRINCIPAL LIFE INSURANCE COMPANY

(b) EIN	(c) NAIC code	(d) Contract or identification number	(e) Approximate number of persons covered at end of policy or contract year	Policy or contract year (f) From	Policy or contract year (g) To
42-0127290	61271	4-37339	75	01/01/2007	12/31/2007

2 Insurance fees and commissions paid to agents, brokers and other persons. Enter the total fees and total commisions below and list agents, brokers and other persons individually in descending order of the amount paid in the items on the following page(s) in Part I.

Totals

Total amount of commissions paid	Total fees paid / amount
4166	370

0 6 0 7 4 3 0 1 0 L

Official Use Only

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

NORTHWESTERN MUTUAL INVESTMENT SERV
ATTN: IPS COMPENSATION
MILWAUKEE WI 53202-4695

(b) Amount of commissions paid	Fees paid (c) Amount	Fees paid (d) Purpose	(e) Organization code
4166	370	REFERRAL/SERVICE FEE	3

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

(b) Amount of commissions paid	Fees paid (c) Amount	Fees paid (d) Purpose	(e) Organization code

(a) Name and address of the agents, brokers or other persons to whom commissions or fees were paid

(b) Amount of commissions paid	Fees paid (c) Amount	Fees paid (d) Purpose	(e) Organization code

Official Use Only

Investment and Annuity Contract Information

Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes of this report.

3	Current value of plan's interest under this contract in the general account at year end	22878
4	Current value of plan's interest under this contract in separate accounts at year end	1483642

5 Contracts With Allocated Funds

a	State the basis of premium rates ▶	
b	Premiums paid to carrier	
c	Premiums due but unpaid at the end of the year	
d	If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, enter amount	
	Specify nature of costs ▶	

e Type of contract (1) ☐ individual policies (2) ☐ group deferred annuity

(3) ☐ other (specify) ▶

f If contract purchased, in whole or in part, to distribute benefits from a terminating plan check here ▶ ☐

6 Contracts With Unallocated Funds (Do not include portions of these contracts maintained in separate accounts)

a Type of contract (1) ☐ deposit administration (2) ☐ immediate participation guarantee

(3) ☐ guaranteed investment (4) ☒ other (specify below)

▶ FLEXIBLE INVESTMENT ANNUITY

b	Balance at the end of the previous year		30285
c	Additions: (1) Contributions deposited during the year	2691	
	(2) Dividends and credits		
	(3) Interest credited during the year	851	
	(4) Transferred from separate account		
	(5) Other (specify below) ▶ MKT VALUE CHANGE	575	
	(6) Total additions		4117
d	Total of balance and additions (add **b** and **c** (6))		34402
e	Deductions:		
	(1) Disbursed from fund to pay benefits or purchase annuities during year	11279	
	(2) Administration charge made by carrier	149	
	(3) Transferred to separate account	95	
	(4) Other (specify below) ▶		
	(5) Total deductions		11523
f	Balance at the end of the current year (subtract **e** (5) from **d**)		22879

0 6 0 7 4 3 0 3 0 N

Official Use Only

Welfare Benefit Contract Information

If more than one contract covers the same group of employees of the same employer(s) or members of the same employee organization(s), the information may be combined for reporting purposes if such contracts are experience–rated as a unit. Where individual contracts are provided, the entire group of such individual contracts with each carrier may be treated as a unit for purposes on this report.

7 Benefit and contract type (check all applicable boxes)

a ☐ Health (other than dental or vision) **b** ☐ Dental **c** ☐ Vision **d** ☐ Life insurance
e ☐ Temporary disability (accident and sickness) **f** ☐ Long–term disability **g** ☐ Supplemental unemployment **h** ☐ Prescription drug
i ☐ Stop loss (large deductible) **j** ☐ HMO contract **k** ☐ PPO contract **l** ☐ Indemnity contract
m ☐ Other (specify) ▶

8 Experience–rated contracts

a Premiums: (1) Amount received
(2) Increase (decrease) in amount due but unpaid
(3) Increase (decrease) in unearned premium reserve
(4) Earned ((1) + (2) – (3))

b Benefit charges: (1) Claims paid
(2) Increase (decrease) in claim reserves
(3) Incurred claims (add (1) and (2))
(4) Claims charged

c Remainder of premium: (1) Retention charges (on an accrual basis) --
(A) Commissions
(B) Administrative service or other fees
(C) Other specific acquisition costs
(D) Other expenses
(E) Taxes
(F) Charges for risks or other contingencies
(G) Other retention charges
(H) Total retention
(2) Dividends or retroactive rate refunds. (These amounts were ☐ paid in cash, or ☐ credited.)

d Status of policyholder reserves at end of year: (1) Amount held to provide benefits after retirement
(2) Claim reserves
(3) Other reserves

e Dividends or retroactive rate refunds due. (Do not include amount entered in c(2).)

9 Nonexperience–rated contracts:

a Total premiums or subscription charges paid to carrier

b If the carrier, service, or other organization incurred any specific costs in connection with the acquisition or retention of the contract or policy, other than reported in Part I, item 2 above, report amount

Specify nature of costs ▶

0 6 0 7 4 3 0 4 0 0

SCHEDULE D (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ File as an attachment to Form 5500.

Official Use Only

OMB No. 1210-0110

2007

This Form is Open to Public Inspection.

For calendar plan year 2007 or fiscal plan year beginning , and ending .

A Name of plan or DFE
FIRST SAVINGS BANK NORTHWEST SAVINGS PLAN

B Three-digit plan number ▶ 001

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
FIRST FINANCIAL NORTHWEST, INC.

D Employer Identification Number
26-0610707

Part I Information on interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)

(a) Name of MTIA, CCT, PSA, or 103-12IE RUSS LIFE GRW STR SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-081 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 26444

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL MONEY MKT SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-024 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 17117

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL U.S. PROPERTY SEPACT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-027 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 186003

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL BOND AND MTG SEP ACC

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-005 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 57953

1 2 0 7 4 3 0 1 0 1

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE RUSS LIFE BAL STR SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-082 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 95843

(a) Name of MTIA, CCT, PSA, or 103-12IE RUSS LIFE CON STR SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-083 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1326

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL DIVERS INTL SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-015 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 347561

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN LG CP STK IDX SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-016 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 82014

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL BD EMPH BAL SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-006 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1042

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN STOCK EMPH BAL SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-032 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 9611

1 2 0 7 4 3 0 2 0 J

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE RUSS LIFE EQGRTH ST SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-084 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 21886

(a) Name of MTIA, CCT, PSA, or 103-12IE RUSS LIFE MOD STR SEP ACCOUNT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-085 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 8621

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL LG CO GRWTH SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-018 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 67885

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL SM CO GRWTH SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-030 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 53389

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL INTL SM CO SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-014 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 83292

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN HQ INT-TM BOND SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-009 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 11194

1 2 0 7 4 3 0 2 0 J

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN PTR MD-CP VAL I SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-043 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 144679

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN PTNR MD-CP GR II SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-047 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 2412

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN SM CAP STK IDX SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-028 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 2568

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN MID CAP STK IDX SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-023 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 42514

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN PTR SM-CAP VAL I SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-094 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 5469

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN PTR LG-CAP VAL I SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-098 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 3176

1 2 0 7 4 3 0 2 0 J

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL LIFETM 2010 SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-075 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 0

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL LIFETM 2020 SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-076 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 13574

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL LIFETM 2030 SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-077 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 2045

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL LIFETM 2040 SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-078 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 7677

(a) Name of MTIA, CCT, PSA, or 103-12IE PRINCIPAL LIFETM 2050 SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-079 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 3636

(a) Name of MTIA, CCT, PSA, or 103-12IE PRIN LIFETM STR INC SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN-PN 42-0127290-080 (d) Entity code P (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 47

1 2 0 7 4 3 0 2 0 J

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103–12IE PRIN FIN GRP INC. STK SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN–PN 42-0127290-086 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103–12IE at end of year (see instructions) 17387

(a) Name of MTIA, CCT, PSA, or 103–12IE PRIN PTR LG-CAP BLD I SEP ACCT

(b) Name of sponsor of entity listed in (a) PRINCIPAL LIFE INSURANCE COMPANY

(c) EIN–PN 42-0127290-017 **(d)** Entity code P **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103–12IE at end of year (see instructions) 167273

(a) Name of MTIA, CCT, PSA, or 103–12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN–PN **(d)** Entity code **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103–12IE at end of year (see instructions)

(a) Name of MTIA, CCT, PSA, or 103–12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN–PN **(d)** Entity code **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103–12IE at end of year (see instructions)

(a) Name of MTIA, CCT, PSA, or 103–12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN–PN **(d)** Entity code **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103–12IE at end of year (see instructions)

(a) Name of MTIA, CCT, PSA, or 103–12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN–PN **(d)** Entity code **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103–12IE at end of year (see instructions)

1 2 0 7 4 3 0 2 0 J

SCHEDULE I (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2007

This Form is Open to Public Inspection.

For calendar year 2007 or fiscal plan year beginning . and ending .

A Name of plan
FIRST SAVINGS BANK NORTHWEST SAVINGS PLAN

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
FIRST FINANCIAL NORTHWEST, INC.

D Employer Identification Number
26-0610707

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

1 Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year
a Total plan assets	1a	1761669	2281582
b Total plan liabilities	1b		
c Net plan assets (subtract line 1b from line 1a)	1c	1761669	2281582
2 Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total
a Contributions received or receivable			
(1) Employers	2a(1)	163252	
(2) Participants	2a(2)	216559	
(3) Others (including rollovers)	2a(3)	219769	
b Noncash contributions	2b		
c Other income	2c	126382	
d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		725962
e Benefits paid (including direct rollovers)	2e	195791	
f Corrective distributions (see instructions)	2f	1375	
g Certain deemed distributions of participant loans (see instructions)	2g		
h Other expenses	2h	8883	
i Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		206049
j Net income (loss) (subtract line 2i from line 2d)	2j		519913
k Transfers to (from) the plan (see instructions)	2k		

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	3a		X	
b Employer real property	3b		X	

2 0 0 7 4 3 0 1 0 H

Official Use Only

			Yes	No	Amount
3c	Real estate (other than employer real property)	3c		X	
d	Employer securities	3d	X		745052
e	Participant loans	3e	X		30010
f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Transactions During Plan Year

			Yes	No	Amount
4	During the plan year:				
a	Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3–102? (See instructions and DOL's Voluntary Fiduciary Correction Program)	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participants' account balance	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Were there any nonexempt transactions with any party–in–interest? (Do not include transactions reported on line 4a.)	4d		X	
e	Was the plan covered by a fidelity bond?	4e	X		5000000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104–46? If no, attach the IQPA's report or 2520.104–50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No **Amount** ____________

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

2 0 0 7 4 3 0 2 0 1

Official Use Only

SCHEDULE R
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2007

This Form is Open to Public Inspection.

For calendar year 2007 or fiscal plan year beginning , and ending ,

A Name of plan
FIRST SAVINGS BANK NORTHWEST SAVINGS PLAN

B Three-digit plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
FIRST FINANCIAL NORTHWEST, INC.

D **Employer Identification Number**
26-0610707

Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions ..... **1** $

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 42-0127290 ________

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? ..... ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver ..... ▶ Month____ Day____ Year____

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year ..... **6a** $

b Enter the amount contributed by the employer to the plan for this plan year ..... **6b** $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) ..... **6c** $

If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? ..... ☐ Yes ☐ No ☐ N/A

Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box(es). If no, check the "No" box. (See instructions.) ..... ☐ Increase ☐ Decrease ☐ No

Coverage (See instructions.)

9 Check the box for the test this plan used to satisfy the coverage requirements ..... ☐ the ratio percentage test ☐ average benefit test

2 2 0 7 4 3 0 1 0 J

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST SAVINGS BANK NORTHWEST SAVINGS PLAN

By: First Savings Bank Northwest, as Plan Administrator

Date: 12/28/2012

By: Suzie Norris

Name: Suzie Norris

Title: V.P. Human Resources